

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2014

Via E-mail
Mark W. Schwartz, Ph.D.
President and Chief Executive Officer
Galena Biopharma, Inc.
4640 SW Macadam Ave., Suite 270
Portland, Oregon 97239

> **Re: Galena Biopharma, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 22, 2014**
> **File No. 333-199517**

Dear Dr. Schwartz:

We have limited our review of your registration statement to the issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

General

1. We note that the shares of common stock being registered for resale under this registration statement will be issued to the selling stockholder, MonoCol Rx, LLC on November 11, 2014 in partial payment of the first milestone payment under the license and supply agreement dated as of July 17, 2014 between the company and MonoCol Rx, LLC. Please provide us with an analysis as to why it is appropriate to register the offering of shares of common stock that have not yet been issued.

Incorporation of Certain Documents by Reference, page 36

2. Please amend your registration statement to incorporate by reference your Form 8-Ks filed January 13, 2014 and January 14, 2014. Please see Item 12(a)(2) of Form S-3 for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
   Dale E. Short, Esq.
   TroyGould PC